Item 77 I - Terms of New or Amended Securities

BHR Institutional Funds (the "Trust") has issued additional classes of shares: Class I and Class II shares of the JOHCM
International Select Fund. Each class of shares of the JOHCM International Select Fund has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set for the Trust's
Declaration of Trust.

On September 15, 2009, the Board of Trustees of BHR institutional Funds (the "Trust") approved a Plan of Liquidation for the ClariVest International Equity Fund and
ClariVest SMid Cap Core Growth Fund. The Funds were liquidated on September 28, 2009. A copy of the Plan of Liquidation for the ClariVest International Equity Fund and
ClariVest SMid Cap Core Growth Fund is filed herewith.